

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 16, 2009

By U.S. mail and facsimile to (86-10) 8588-9300

Mr. Tom Gurnee, Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

> **RE:** **Xinyuan Real Estate Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 26, 2009**
> **File No. 1-33863**

Dear Mr. Gurnee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Operating and Financial Review and Prospects, page 55

Operating Results, page 58

Impairment Charges, page 60

1. We note the disclosures you have provided for the recognition of the $55.0 million impairment charge related to the Suzhou International City Garden project

in the fourth quarter 2008. Based on the materiality of this charge to your fiscal year 2008 gross loss, operating loss and net loss, there is a concern that investors may not fully understand why this significant charge was recognized during the fourth quarter of fiscal year 2008, as you have provided a general explanation rather than specific disclosures of the facts and circumstances. In future filings, please revise your disclosures to provide investors with a detailed discussion of the factors that caused a material change in the estimated cash flows for the Suzhou International City Garden project and its real estate property under development. Specifically, please address the following points:

- Please disclose the specific business, competitive and economic factors that caused the adverse operating results that precipitated the impairment. In this regard, we assume that you did not start this project knowing that it would result in a loss. Rather, we assume that there were events or circumstances that occurred that led to the decline in the profitability to the point a loss would be recognized.
- Please disclose the carrying value of Suzhou International City Garden's real estate property subsequent to the impairment charge as of December 31, 2008. This disclosure will allow investors to put the impairment charge in context and to understand the remaining exposure for this project.
- We note your discussion of the factors considered in estimating a project's cash flows to assess the recoverability of the corresponding assets on page 60. For your estimate of the cash flows to be generated by Suzhou International City Garden's real estate property, please supplement the qualitative disclosures with quantitative disclosures of the material assumptions and estimates used.
- Please disclose the factors that could result in additional impairment charges. As part of this disclosure, please include a sensitivity analysis of the material assumptions and estimates used regarding the amount of impairment recognized.
- Please disclose the discount rate and the material factors and assumptions used to estimate the discount rate for this project. Please also provide investors with a sensitivity analysis of the discount rate used on the amount of impairment recognized.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

2. We note from the fourth quarter of fiscal year 2008 and the fiscal year 2008 earnings press release furnished on Form 6-K filed March 27, 2009, that you reported you would be recognizing an impairment charge of $72.6 million in addition to the future loss of $21.6 million. Please explain to us how you determined it was appropriate to significantly reduce this impairment charge to $55 million in your audited fiscal year 2008 financial statements. Please note that

when you materially revise a disclosed amount, such as this impairment charge, you should provide investors with an explanation for the change in the amount. Otherwise, you should have explained to investors in the press release that the amount is preliminary and subject to change and disclosed the steps that were remaining to finalize the estimate for reporting in the financial statements.

3. We note your disclosure that Suzhou International City Garden was the only unprofitable project subject to recognition of impairment. Please clarify your disclosure in future filings that there were other unprofitable projects for which you did not recognize an impairment charge. In this regard, we note that the Henan and Sichuan reportable segments recognized operating losses during 2008. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Given the significance of your real estate property to your consolidated financial statements, please provide investors with a comprehensive analysis of your testing of these assets for impairment to the extent such testing was required by SFAS 144. Please consider the following when providing this disclosure:

    •   Disclose those projects with real estate property that was tested for impairment during fiscal year 2008.
    •   To the extent that the undiscounted cash flows and the carrying value of a project's real estate property did not differ by a material amount, please disclose the undiscounted cash flows and the carrying value of the respective properties' real estate property. This disclosure will provide investors with a better understanding of the exposure associated with your real estate assets as of December 31, 2008.
    •   For those projects in which the undiscounted cash flows of the real estate property did not materially differ from the carrying value, please disclose the material assumptions used to estimate the cash flows. Please also disclose the facts and circumstances that could result in changes to the assumptions used to estimate the cash flows such that the undiscounted cash flows would be less than the carrying value. Finally, please provide a sensitivity analysis for the material assumptions with the impact to the estimated cash flows.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

Results of Operations, page 64

4. We note your discussion of the changes in average selling prices per square meter in your earnings press releases. In future filings, please include a discussion and analysis of average selling prices per square meter on a consolidated basis and by reportable segment to provide investors with a better understanding of the changes in your revenues. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

5. In future filings, please ensure you quantify each factor impacting the line items included in income from continuing operations when you identify multiple and/or offsetting factors contributing to fluctuations. For example, you attribute the increase in selling and distribution expenses to (a) higher headcount, (b) the launch of additional projects, and (c) increased level of marketing activities. Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

6. In future filings, please provide investors with an explanation for the changes in fair value of your derivative liabilities considering the material impact to your results.

Discussion of Segment Operations, page 72

7. In future filings, please provide a more comprehensive discussion of the factors materially impacting net revenues, gross profit/(loss) and operating profit/(loss) for each of your reportable segments. In this regard, we note your discussion of the impact the changes in your project mix had on gross profit/(loss) in your earnings press releases furnished on Form 6-K on March 27, 2009 and June 4, 2009. Please also consider including your outlook for each of these reportable segments, as well. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 74

Revenue and cost recognition, page 74

8. We note that you recognized a $21.8 million future loss for the Suzhou International City Garden project in addition to the $55 million impairment charge recognized on the project's real estate property in fiscal year 2008. As this charge materially impacted your operating results, please provide investors with a

more detailed discussion as to the factors that resulted in you estimating that you would recognize a loss upon completion of the project. Please also provide investors with an understanding of the uncertainties included in your estimate and whether it is reasonably likely you could recognize an additional future loss for this project. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

9. We note your disclosure on page F-23 of the changes in estimated gross profit margins for six real estate development projects, which resulted in an increase to net income of $3.3 million, or 14% of fiscal year 2008 net loss. Given the materiality of the impact to net income, please revise your disclosures in future filings to disclose the six projects with material changes to estimated gross profit and the corresponding impact to fiscal year 2008 gross profit. Please discuss the factors that lead to these changes in estimate to total gross profit.   Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 77

10. You state on page 79 that you believe that your anticipated cash flow from operations will be sufficient to meet your expected cash requirements, including for working capital and capital expenditure purposes, for at least twelve months. We note your historical, increasingly negative operating cash flows and that a significant portion of your current assets comprise real estate property under development. We also note that most of your contractual obligations due within the next year are from short-term debt obligations and non-cancellable construction contract obligations. In future filings, please provide investors with a better understanding as to how you determined that your operating cash flows will be able to meet your cash needs within the next twelve months. Please also disclose the consequences if the proceeds from the sale of units for your projects is insufficient to repay the construction loans.

11. We note your disclosure on page 7 that your current debt indentures contain certain financial covenants in addition to operating covenants. To the extent that you are required to comply with financial covenants, please provide a description of each of the financial covenants for each of your debt agreements and disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants in future filings. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification.

Report of Management on Internal Control over Financial Reporting, page 102

12. Regarding the material weakness as it related to deferred income taxes and the financial statement close process, please revise your disclosures in future filings to discuss how the adjustments were identified and quantify the impact the adjustments had on the preliminary financial statements. Provide this information in your response letter.

Changes in Internal Control over Financial Reporting, page 103

13. We note your disclosure that "Other than the remedial measures described above, there have been no changes in [y]our internal control over financial reporting, during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please revise this disclosure in future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

12. Income taxes, page F-34

14. In future filings, please explain to investors the factors and circumstances that led you to recognize an $11.2 million valuation allowance on the $19.2 million deferred tax asset from the impairment recognized on the Suzhou International City Garden project.

18. Segment reporting, page F-47

15. In future filings, please disclose real estate property development completed, real estate property under development – current, real estate property under development – non-current, and real estate properties held for lease, net by reportable segment for each period presented. Given the significance of these assets to your consolidated financial statements, this presentation will allow investors to better understand the composition of your real estate property in relation to your reportable segments and corresponding operating results.

21. Condensed financial information of the Company, page F-53

16. In future filings, please include the statement of operations and statement of cash flows for the same periods you are required to present audited consolidated financial statements. Please also separately disclose the amount of cash dividends, if any, you received during each of the three fiscal years presented by

consolidated subsidiaries and equity method investees. Please refer to Rule 12-04 of Regulation S-X.

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. Consolidated Financial Statements, page F-57

7. Income taxes, page F-74

(d) Uncertainty in Income Tax, page F-76

17. We note the disclosure that Jiantou Xinyuan has included the difference between the statutory taxable income method and the deemed profit method as unrecognized tax benefits. We further note that as of December 31, 2008, Jiantou Group has no unrecognized tax benefits and does not expect this position to change within the next 12 months. Please explain to us this potential inconsistency in Jiantou Group's disclosure. Further, please quantify the additional receivable or payable recognized and the amount of unrecognized tax benefits for this matter in future filings.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief